

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**

DIVISION OF
CORPORATION FINANCE





06026881



March 2, 2005

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2006

Re: Ford Motor Company
Incoming letter dated January 5, 2006

Dear Mr. Sherry:

This is in response to your letter dated January 5, 2006 concerning the shareholder proposal submitted to Ford by Edward S. George. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,



Eric Finseth
Attorney-Adviser

Enclosures

cc: Edward S. George
89 Corning Hill
Glenmont, NY 12077

37996



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 5, 2006


RECEIVED
JAN 0 6 2006
185
PROCESSING
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Omission of Shareholder Proposal Submitted by Dr. Edward S. George**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2006 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 11, 2006.

Dr. Edward S. George (the "Proponent") has submitted for inclusion in the 2006 Proxy Materials a proposal and supporting statement recommending that the Company, in those vehicles where the spare tire is stored in the trunk, insert a circular hole in the covering of the spare tire so that the air pressure of the tire may be checked more easily (the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2006 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(f) in that the Proponent did not demonstrate eligible share ownership pursuant to Rule 14a-8(b) within 14 days of being notified by the Company.

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

### *The Proponent Did Not Demonstrate Eligible Share Ownership*

Rule 14a-8(b) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. Dr. George submitted the Proposal in a letter dated April 19, 2005, which was received by the Company on April 22, 2005. No evidence of share ownership was provided and Ford's transfer agent could not confirm that Dr. George was a registered owner of Ford common stock (see Exhibit 1). In a letter dated June 6, 2005, Ford informed Dr. George of the share ownership eligibility requirements of Rule 14a-8(b) and requested that he provide satisfactory evidence within 14 days of his receipt of Ford's letter.

Dr. George responded by sending an envelop post-marked June 13 that contained copies of two account statements (see Exhibit 1). The first states that the Edward S. George Trust owned 4,000 Ford shares and was dated September 29, 2000. The second statement was from a brokerage firm presumably indicating that Dr. George owned 10,000 shares of Ford common stock and dated for the period of April 29, 2005 through May 27, 2005. It should be noted, however, that the brokerage statement does not indicate that Dr. George is the owner of Ford stock.

Ford responded to the June 13th communication with a letter to Dr. George dated June 23, 2005 (see Exhibit 1). Ford explained that the account statements were not satisfactory evidence of continuous ownership of Ford stock for a one year period and again requested that Dr. George provide sufficient evidence of continuous share ownership for one year within 14 days of receiving the June 23rd letter. Dr. George did not respond to Ford's June 23, 2005 letter.

In response to the question whether a shareholder's periodic investment statements demonstrate sufficient continuous ownership of company securities, Staff Legal Bulletin No. 14 (July 13, 2001), responded in the negative, stating: "A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." Because the Proponent has not provided an affirmative written statement from the record holder that he has continuously owned Ford common stock for at least one year within 14 days of being requested to do so, the Company respectfully requests that the Staff concur in the omission of the Proposal from the Company's 2006 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1). *See also AT&T Corp* (December 23, 2004); *Crown Holding, Inc.* (January 27, 2005); and *Telular Corp.* (November 26, 2003).

***The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations***

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

***

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal requests that the Company insert a hole in the covering of the spare tire in vehicle trunks. Thus, it fails both considerations noted above. While the Proposal may be a practical suggestion, it certainly relates to a fundamental aspect of management's ability to run the Company on a day-to-day basis; namely, the design and manufacture of motor vehicles sold by the Company. Additionally, shareholders attempting to participate in the design of vehicle trucks seek to micro-manage the company by probing too deeply into matters of a complex nature. Trunk design involves aspects of engineering that relate to a vehicle's safety and consumer convenience. Shareholders cannot be expected to possess the expertise to make knowledgeable decisions concerning such matters.

The Staff has consistently allowed exclusion of proposals similar to the Proponent's. In *Walt Disney Company* (November 15, 2005), the Staff concurred in the company's exclusion of a shareholder proposal that requested discounts on company products and services for shareholders that owned more than 100 shares. The company argued that decisions relating to pricing and discounts are fundamental to management's ability to control the day-to-day business operations of the Walt Disney Company. *See also Chrysler Corporation* (December 18, 1987) (where the proposal requested the Company to conduct research to determine the feasibility of producing electric cars).

Likewise, in *NSTAR* (November 29, 2005) the Staff concurred in the exclusion of a shareholder proposal that requested the company's board of directors to report on how the board was attending to reports of animals being shocked by electric current in NSTAR's service area. The company argued that it would be impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

Furthermore, it cannot be argued that the Proposal relates to a significant policy issue that transcends day-to-day business matters and that raises policy issues so significant as to be appropriate for a shareholder vote. Trunk design, while involving matters of consumer safety and convenience, does not involve the "presence of widespread public debate" (*see Exchange Act Release No. 34-40018* (May 21, 1998). The insertion of a hole in the covering of spare tires does not equate to the significant social policy issues present in *Johnson Controls, Inc* (November 14, 2002) (standards of response to AIDS and other epidemic diseases) and *Johnson & Johnson* (February, 7, 2003) (environmental racism).

Consequently, Ford respectfully requests that the Staff concur in the omission of the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(7).

*Conclusion*

For the foregoing reasons, it is respectfully submitted that the Proposal may be omitted from Ford's 2006 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2006 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2006 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Dr. Edward S. George (via Federal Express)

EXHIBIT 1

OFFICE OF THE SECRETARY
PETER J. SHERRY JR.

5 APR 22 A11:48

April 19, 2005

Peter J. Sherry, Jr.
Secy
For d Motor Co.
One American Road
Dearborn, MI 48126-2798

Dear sir:

Edward S. George of 89 Corning Hill, Glenmont, N.Y. 12077, who owns 10,000 shares of common stock held in street name of Brown & Co., plans to present the following proposal at the meeting:

Whereas checking the air pressure on the spare tire is very necessary and desirable, and many times getting to the valve is difficult and time consuming, be it resolved that the particle board covering the tire in the trunk have a circular hole cut in it, so that the hole lies over the va lve on the spare. So that it won't be necessary to remove the board covering the tire.

Yours truly,

Edward S. George

Edward S. George

**Zaremba, Jerome (J.F.)**

**From:** ISmith@equiserve.com
**Sent:** Wednesday, June 01, 2005 3:57 PM
**To:** Zaremba, Jerome (J.F.)
**Subject:** Re: Registered Stockholder

HI Jerome:
A review of the stockholder record's do not show an account in the name of (Dr) Edward S. George.

By federal express tomorrow you will receive the Final Certificate of Inspectors of Election.

Iris P. Smith
c/o EquiServe Trust Company, N.A.
Telephone #: 201-222-4119
Fax #: 201-324-3214



**"Zaremba, Jerome \(J.F.\)" <jzaremb1@ford.com>**

06/01/2005 02:36 PM

To <ismith@equiserve.com>
cc
Subject Registered Stockholder

Iris,

Could you please let me know whether Dr. Edward S. George, 89 Corning Hill, Glenmont, NY 12077, is a registered stockholder? He has submitted a shareholder proposal. Thanks.

Jerome F. Zaremba
Counsel - Corporate
33-73913
Fax: 24-81988

immediately by telephone and destroy the original message and any attachments. Thank you.

---

6/11/05

89 Corning Hill
Glenmont, N.Y. 12077

Dear Mr. Zaremba:

I am enclosing two statements from Brown & Co. one dated 8/25/00 showing 4000 shares of Ford value $101,252 and another current statement dated 4/29/05 showing Ford 10,000 shares, value 100,700.

I am disappointed in present day Ford handling of this matter. In previous dealings, employees handled stockholders better. I was only trying to help my company.

Yours truly
Dr. Edward S. George

EDWARD S GEORGE TRUST

| ACCOUNT | STATEMENT PERIOD | PAGE |
|---|---|---|
| [illegible] | 08/25/00 THRU 09/29/00 | 2 of 4 |

## PORTFOLIO DETAIL

| ACCT | LONG | SHORT | DESCRIPTION | SYMBOL | PRICE * | VALUE |
|---|---|---|---|---|---|---|
| MGN | 2000 | | BANK OF AMERICA CORPORATION | BAC | 52.375 | +104,750.00 |
| MGN | 200 | | COHOES BANCORP INC<br>*TENDER OFFER IN EFFECT* | COHB | 17.125 | +3,425.00 |
| MGN | 3000 | | COLUMBIA ENERGY GROUP<br>**ELECTIVE MERGER INEFFECT** | CG | 71.00 | +213,000.00 |
| MGN | 1000 | | CONDCO, INC<br>CLASS "A" | COC A | 26.125 | +26,125.00 |
| MGN | 3333 | | DELHAIZE AMERICA, INC CLASS A | DZA | 17.438 | +58,120.85 |
| MGN | 3333 | | DELHAIZE AMERICA, INC CLASS B | DZB | 16.75 | +55,827.75 |
| MGN | 1000 | | DELPHI AUTOMOTIVE SYSTEMS CORP | DPH | 15.125 | +15,125.00 |
| MGN | 4000 | | FORD MOTOR COMPANY - NEW - | F | 25.313 | +101,252.00 |
| MGN | 2000 | | GLOBAL MARINE, INC | GLM | 30.875 | +61,750.00 |
| MGN | 200 | | HUDSON RIVER BANCORP INC | HRBT | 13.063 | +2,612.60 |
| MGN | 200 | | INTL BUSINESS MACHINES CORP | IBM | 112.50 | +22,500.00 |
| MGN | 10000 | | K-MART CORPORATION | KM | 6.00 | +60,000.00 |
| MGN | 5000 | | NIAGARA MOHAWK HOLDINGS, INC | NMK | 15.75 | +78,750. |
| MGN | 3000 | | PARKER DRILLING COMPANY | PKD | 7.00 | +21,000.00 |
| MGN | 1000 | | PHILIP MORRIS COMPANIES | MO | 29.438 | +29,438.00 |
| MGN | 1236 | | R & B FALCON CORPORATION | FLC | 27.875 | +34,453.50 |
| MGN | 5000 | | RITE AID, INC | RAD | 4.00 | +20,000.00 |
| MGN | 200000 | | RITE AID CORPORATION<br>5 1/4% DUE 9-15-2002<br>5.25% 09/15/02 | RAD02. | 35.75 | +71,500.00 |
| MGN | 3000 | | SUNBEAM CORPORATION | SOC | 1.313 | +3,939.00 |
| MGN | 200 | | TROY FINANCIAL CORPORARION | TRYF | 11.75 | +2,350.00 |

**APPROXIMATE VALUE AS OF THE CLOSE OF BUSINESS ON 09/29/00 +985,918.70**

*** PLEASE NOTE:**

**The price for option positions is the ASKED price and the price for OTC positions is the BID price. The price for exchange listed stocks is the LAST SALE.**

## DIVIDENDS, DISTRIBUTIONS & INTEREST

| | CURRENT PERIOD | YTD |
|---|---|---|
| TAXABLE DIVIDENDS: | +1,905.00 | +9,163.72 |
| TAXABLE BOND INTEREST: | +5,250.00 | +5,250.00 |
| CREDIT INTEREST: | +352.51 | +1,781.00 |

## Portfolio Detail
*(continued)*

**EQUITIES AND OPTIONS** *(continued)*

| Account Type | Description | Quantity | Market Price | Market Value | Estimated Income | % of Portfolio |
|---|---|---|---|---|---|---|
| MARGIN | DELPHI CORPORATION **DPH** | 3,000 Long | 4.4100 | 13,230.00 | 360.00 | 1 |
| MARGIN | DUKE ENERGY CORPORATION **DUK** | 1,000 Long | 27.6500 | 27,650.00 | 1,100.00 | 1 |
| MARGIN | DYNEGY, INC **DYN** | 2,000 Long | 4.6500 | 9,300.00 | | 1 |
| MARGIN | E M C CORPORATION **EMC** | 2,000 Long | 14.1600 | 28,320.00 | | 2 |
| MARGIN | EDISON INTERNATIONAL **EIX** | 2,000 Long | 37.3400 | 74,680.00 | 2,000.00 | 4 |
| MARGIN | EL PASO CORP **EP** | 5,000 Long | 10.2000 | 51,000.00 | 800.00 | 3 |
| MARGIN | ERICSSON (LM) TELEPHONE CO. SP ADR **ERICY** | 200 Long | 31.5900 | 6,318.00 | 49.40 | 1 |
| MARGIN | FIRST NIAGARA FINANCIAL GROUP INC **FNFG** | 492 Long | 13.2400 | 6,514.08 | 177.12 | 1 |
| MARGIN | FORD MOTOR COMPANY - NEW - **F** | 10,000 Long | 10.0700 | 100,700.00 | 4,000.00 | 5 |
| MARGIN | FREESCALE SEMICONDUCTOR B **FSL B** | 110 Long | 20.3500 | 2,238.50 | | 1 |
| MARGIN | GENERAL ELECTRIC COMPANY **GE** | 1,000 Long | 36.8800 | 36,880.00 | 880.00 | 2 |
| MARGIN | GENERAL MOTORS CORPORATION *TENDER OFFER IN EFFECT* **GM** | 2,000 Long | 31.8300 | 63,660.00 | 4,000.00 | 3 |
| MARGIN | GENWORTH FINANCIAL INC.-CL A **GNW** | 1,000 Long | 28.5700 | 28,570.00 | 260.00 | 2 |



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

June 6, 2005

Dr. Edward S. George
89 Corning Hill
Glenmont, New York 12077

**Subject: Shareholder Proposal**

Dear Dr. George:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated April 19, 2005. We have assumed that the proposal to include a circular hole in the board covering the spare tire in order to more easily check the air pressure of the spare tire (the "Proposal") is intended for inclusion in Ford's proxy materials for the 2006 Annual Meeting of Shareholders. The proxy materials relating to the 2005 Annual Meeting of Shareholders were mailed to shareholders beginning on April 6, 2005.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 (copy enclosed) of the rules of the United States Securities and Exchange Commission (the "SEC"). Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the stockholder submitted the proposal. In the event the stockholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you, in your individual capacity, satisfy the eligibility requirements based on the information you furnished to the Company.

Consequently, we request that, pursuant to Rule 14a-8(b), you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a stockholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the stockholder's securities (in your case, Brown & Co.) verifying that, at the time of submission, the stockholder continuously held the securities at least one year, or (ii) if the stockholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the stockholder's ownership of the shares as of or before the date on which the one-year period begins. If the stockholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the stockholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you cannot furnish the Company with proper evidence of share ownership eligibility, we respectfully request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials.

Additionally, we draw you attention to SEC Rule 14a-8(i), which provides the substantive bases by which a company may exclude shareholder proposals from proxy materials. Rule 14a-8(i)(7) states that a proposal may be excluded if it deals with a matter relating to the Company's ordinary business. We believe that the Proposal deals with a matter related to the Company's ordinary business (i.e., the design of spare tire coverings) and, therefore, is excludable pursuant to Rule 14a-8(i)(7). We respectfully request that you withdraw the Proposal so that we do not have to formally file a No-Action Request with the SEC to have the Proposal excluded from Ford's 2006 proxy materials. Your suggestion, however, will be forwarded to appropriate personnel for consideration.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at the number shown above. Thank you for your interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

Encl.

cc: Peter J. Sherry, Jr.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

*Notes to Rule 14a-7.* 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

**Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.



(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations



or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

*Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

*Note to paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.



(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

**Rule 14a-9. False or Misleading Statements.**

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

*Note.* The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

**Rule 14a-10. Prohibition of Certain Solicitations.**

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

June 23, 2005

Dr. Edward S. George
89 Corning Hill
Glenmont, New York 12077

**Subject: Shareholder Proposal**

Dear Dr. George:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges your correspondence dated June 11, 2005 related to the shareholder proposal contained in your letter of April 19, 2005 suggesting inclusion of a circular hole in the board covering the spare tire in order to more easily check the air pressure of the spare tire (the "Proposal). We regret that you feel our handling of your April 19 letter was not satisfactory.

As indicated by the enclosure to our June 6, 2005 letter, the Securities and Exchange Commission ("SEC") has very specific rules relating to shareholder proposals with which shareholders and companies must comply. The SEC has further issued informal guidance that directs companies to provide shareholders with certain information regarding submissions that do not comply with SEC rules. While we understand that our response may appear to be overly formal, we must follow the SEC's rules and guidelines in dealing with shareholder proponents. Please be assured that Ford has treated your proposal in the same manner as any other proposal it receives.

With regard to the Brown & Co. brokerage statements, the SEC has stated that brokerage statements are not sufficient evidence of "continuous" share ownership. Rule 14a-8(b) provides that a shareholder must have continuously held shares in a company for at least one year prior to the date the shareholder submits the proposal to such company. The best way to satisfy this requirement is to ask Brown & Co. to issue a letter stating that you have owned at least $2,000 of Ford common stock for at least one year prior to April 19, 2005. We ask that you provide this letter to us within 14 days of your receipt of this letter. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's 2006 proxy materials.

Again, we draw your attention to SEC Rule 14a-8(i)(7), which states that a proposal may be excluded if it deals with a matter relating to the Company's ordinary business. We believe that the Proposal deals with a matter related to the Company's ordinary business (i.e., the design of spare tire coverings) and, therefore, is excludable pursuant to Rule 14a-8(i)(7). We respectfully request that you withdraw the Proposal so that we do not have to formally file a No-Action Request with the SEC to have the Proposal excluded from Ford's 2006 proxy materials.

Ford realizes that your suggestion is intended to benefit the Company and, as stated in our June 6 letter, your suggestion was forwarded to appropriate personnel for consideration in future designs of spare tire covers. We sincerely appreciate your suggestion and hope you realize that we do take shareholder suggestions seriously. Our response to the shareholder proposal compliance aspects of your correspondence is in no way intended to diminish our appreciation of your concern for Ford products.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at the number shown above. Thank you for your interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Ford Motor Company
Incoming letter dated January 5, 2006

The proposal relates to product design.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of Ford's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ford relies.

Sincerely,



Mark F. Vilardo
Special Counsel